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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE TO/A
                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)

                              PURE RESOURCES, INC.
                           (Name of Subject Company)

                               UNOCAL CORPORATION
                        UNION OIL COMPANY OF CALIFORNIA
                      (Name of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  74622E 10 2
                     (CUSIP Number of Class of Securities)

                           BARRY A. L. HOFFMAN, ESQ.
                             DEPUTY GENERAL COUNSEL
                               UNOCAL CORPORATION
                       2141 ROSECRANS AVENUE, SUITE 4000
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 726-7600
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                  -COPIES TO-
                                 DANIEL A. NEFF
                                ELLIOTT V. STEIN
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                               NEW YORK, NY 10019
                                 (212) 403-1000
                             ---------------------
                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*  AMOUNT OF FILING FEE
--------------------------------------------
--------------------------------------------
    $553,110,833              $49,046
--------------------------------------------
--------------------------------------------

* Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, based on the product of (i) 22.45 the average of the high and low sales prices of Pure Resources, Inc.'s common stock and (ii) 23,746,585, the maximum number of shares to be acquired pursuant to this offer.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: $50,916.                         Filing Party: Unocal Corporation.
        Form or Registration No.: Form S-4.                      Date Filed: September 4, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

                                  SCHEDULE 13D

-------------------------                                                ----------------------
  CUSIP No. 74622E 10 2                                                    Page 2 of 6 Pages
-------------------------                                                ----------------------

----------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
    1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Unocal Corporation
              95-3825062
----------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a)  [ ]
    2                                                                                           (b)  [ ]
----------------------------------------------------------------------------------------------------------
              SEC USE ONLY
    3
----------------------------------------------------------------------------------------------------------
              SOURCE OF FUNDS
    4
              AF
----------------------------------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5           PURSUANT TO ITEMS 2(d) or 2(e)                                                       [ ]
----------------------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
    6
              Delaware
----------------------------------------------------------------------------------------------------------
                                                       SOLE VOTING POWER
               NUMBER OF                    7
                 SHARES                                -0-
              BENEFICIALLY              -----------------------------------------------------------------
                OWNED BY                               SHARED VOTING POWER
                  EACH                      8
               REPORTING                               35,890,333(1)
                 PERSON                 -----------------------------------------------------------------
                  WITH                                 SOLE DISPOSITIVE POWER
                                            9
                                                       32,709,067
                                        -----------------------------------------------------------------
                                                       SHARED DISPOSITIVE POWER
                                            10
                                                       -0-
----------------------------------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11        PERSON
              35,890,333*
----------------------------------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12        CERTAIN SHARES  [ ]
----------------------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              71.3%
----------------------------------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              CO
----------------------------------------------------------------------------------------------------------

---------------

(1) Includes 32,709,067 shares directly owned by Union Oil Company of California, and 3,181,266 shares beneficially owned by Jack D. Hightower, with respect to which the reporting persons may be deemed to share voting control by virtue of the Voting Agreement (as described on the reporting persons joint Statement on Schedule 13D, as amended, which is incorporated herein by reference).

                                  SCHEDULE 13D

-------------------------                                                ----------------------
  CUSIP No. 74622E 10 2                                                    Page 3 of 6 Pages
-------------------------                                                ----------------------

----------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
    1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Union Oil Company of California
              95-1315450
----------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a)  [ ]
    2                                                                                           (b)  [ ]
----------------------------------------------------------------------------------------------------------
              SEC USE ONLY
    3
----------------------------------------------------------------------------------------------------------
              SOURCE OF FUNDS
    4
              OO
----------------------------------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5         PURSUANT TO ITEMS 2(d) or 2(e)                                                         [ ]
----------------------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
    6
              California
----------------------------------------------------------------------------------------------------------
                                                           SOLE VOTING POWER
               NUMBER OF                          7
                 SHARES                                     -0-
              BENEFICIALLY               -----------------------------------------------------------------
                OWNED BY                                    SHARED VOTING POWER
                  EACH                            8
               REPORTING                                    35,890,333(2)
                 PERSON                  -----------------------------------------------------------------
                  WITH                                      SOLE DISPOSITIVE POWER
                                                  9
                                                            32,709,067
                                         -----------------------------------------------------------------
                                                            SHARED DISPOSITIVE POWER
                                                  10
                                                            -0-

----------------------------------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11        PERSON
              35,890,333*
----------------------------------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12        CERTAIN SHARES  [ ]
----------------------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              71.3%
----------------------------------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              CO
----------------------------------------------------------------------------------------------------------

---------------

(2) Includes 32,709,067 shares directly owned by Union Oil Company of California, and 3,181,266 shares beneficially owned by Jack D. Hightower, with respect to which the reporting persons may be deemed to share voting control by virtue of the Voting Agreement (as described on the reporting persons joint Statement on Schedule 13D, as amended, which is incorporated herein by reference).

     This Amendment No. 5 to the Tender Offer Statement on Schedule TO and combined Amendment No. 7 to the joint Statement on Schedule 13D (together with the Initial Schedule TO (as defined below), as previously amended and as amended hereby, the "Schedule TO") are filed by Unocal Corporation, a Delaware corporation ("Unocal"), and its wholly owned subsidiary Union Oil Company of California, a California corporation ("Union Oil", together with Unocal, the "Reporting Persons"). The Schedule TO, amends and supplements (1) the Reporting Persons' Tender Offer Statement on Schedule TO filed on September 4, 2002 (the "Initial Schedule TO") and (2) the Reporting Persons' Statement on Schedule 13D, as amended and relates to the offer by Unocal to exchange 0.6527 of a share of Unocal common stock (including the associated preferred stock purchase rights) for each outstanding share of Pure Resources, Inc. common stock, on the terms and conditions contained in Unocal's prospectus, dated September 4, 2002, as amended, and in the related letter of transmittal, copies of which are incorporated by reference to Exhibit (a)(1) and Exhibit (a)(2) to the Initial Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEMS 1 TO 11.

     The information set forth in the Offer is incorporated herein by reference with respect to Items 1-11 of this Schedule TO.

ITEM 12. EXHIBITS.

(a)(1) Prospectus dated October 2, 2002 (incorporated by reference from Unocal's Registration Statement on Form S-4 filed with the SEC on September 4, 2002 (as amended, the "Form S-4")).
(a)(2)   Letter of Transmittal (incorporated by reference to Exhibit
         99.1 to the Form S-4).
(a)(15)  In Re Pure Resources, Inc. (Del. Ch. October 1, 2002)
         (incorporated by reference to Exhibit 99.13 to the Form
         S-4).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          UNION OIL COMPANY OF CALIFORNIA

                                          By      /s/ DOUGLAS M. MILLER
                                            ------------------------------------
                                            Name: Douglas M. Miller
                                            Title:   Vice President, Corporate
                                             Development

                                          UNOCAL CORPORATION

                                          By      /s/ DOUGLAS M. MILLER
                                            ------------------------------------
                                            Name: Douglas M. Miller
                                            Title:   Vice President, Corporate
                                             Development

Dated: October 3, 2002

                                 EXHIBIT INDEX

(a)(1) Prospectus dated October 2, 2002 (incorporated by reference from Unocal Corporation's Registration Statement on Form S-4 filed with the SEC on September 4, 2002 (as amended, the "Form S-4")).
(a)(2)   Letter of Transmittal (incorporated by reference to Exhibit
         99.1 to the Form S-4).
(a)(15)  In Re Pure Resources, Inc. (Del. Ch. October 1, 2002)
         (incorporated by reference to Exhibit 99.13 to the Form
         S-4).